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                                                                       Exhibit G


Conectiv et al., Notice of Proposal to Extend Authorization Period for the Issuance of Securities, Issue Additional Long and Short-Term Debt, Eliminate Limitation on Nonutility Borrowings from the Money Pool, Addition of New Nonutility Subsidiary to Money Pool and Authorization to Add Back Retained Earnings Disallowed on Merger Accounting for Purposes of Limitation on Investments in Exempt Wholesale Generators.

         Conectiv, a Delaware corporation and a registered public utility holding company has filed an amendment to the application/declaration under Sections 6, 7, 9 , 10 and 32 and Rule 53 of the Public Utility Holding Company Act of 1935, as amended (the "Act").


         Conectiv and its operating utility subsidiaries, Delmarva Power and Light Company ("Delmarva") and Atlantic City Electric ("ACE") and certain direct and indirect nonutility subsidiaries were authorized to issue securities for the period beginning with the effective date of an order issued in such proceeding through December 31, 2000 by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 19998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930), and November 13, 1998
(HCAR No. 26941) (the "Financing Orders"). Further, in early 1999, Conectiv realized that certain write-downs that might be required due to electric industry restructuring in the states of New Jersey, Maryland, and Delaware might be sufficient to reduce retained earnings to a level which would require that dividends be paid out of capital. A declaration on Form U-1 was filed in File No. 70-9499 seeking authority for Conectiv, Delmarva and ACE to issue certain dividends out of capital or unearned surplus. In September, an order was requested and issued permitting Conectiv to issue dividends aggregating no more than $24 million out of capital or unearned surplus and jurisdiction was reserved with respect to the issuance of future dividends by Conectiv, Delmarva and ACE out of capital or unearned surplus (HCAR No. 35-27079 dated September 27, 1999).



      Conectiv has estimated that the write-downs, after taxes, as a result of electric utility industry restructuring could be within the following ranges:


DPL                           $300 million to $425 million
ACE                            $50 million to  $75 million
                              -----------------------------
Consolidated Conectiv         $350 million to $500 million
                              =============================



         As of June 30, 1999, Conectiv has approximately $289 million in retained earnings, Although Conectiv has benefited from earnings for the third quarter so that current retained earnings will be higher, write-downs in even the lowest of the above ranges would eliminate all or substantially all retained earnings, decrease consolidated common stock equity to below 30% of total capitalization (the "Common Equity Ratio") and impact Conectiv's ability to invest in exempt wholesale generators ("EWGs") as defined in Section 32 of the Act and Rule 53.


Conectiv has filed estimates and projections of capitalization through December 31, 2001 that include the estimated impacts of a) write-downs due to implementation of state electric industry restructuring legislation equal to the lower end of the range of estimates, b) the interim financing of the buy-outs by ACE of two power purchase agreements with nonutility generators, c) the issuance of debt by a special purpose subsidiary of ACE to be secured by regulatory assets created under the New Jersey Electric Discount and Energy Competition Act ("Securitized Debt") to refund the interim debt incurred to fund buy-out, recover the stranded costs associated with the ACE generating plants and, possibly, fund two additional buyouts by ACE of power purchase agreements with non-utility generators, d) short-term debt issued by Conectiv to fund a possible significant nonutility acquisition, and e) the issuance of short-term debt to fund increased investment in exempt wholesale electric generation facilities. The exhibit indicates that on a worst case basis, the Common Equity Ratio for the Conectiv consolidated system is




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not expected to be less than 20%.


         Conectiv requests that an order be issued that would permit:


- Extension of the Authorization Period for all authorities granted under the previous Financing Orders to March 31, 2002* and amendment of certain authorities as described below.



- Increase in the amount of short-term debt that Conectiv is authorized to have outstanding during the Authorization Period from $800 million to $1.3 billion with Conectiv and Delmarva permitted to issue securities during the Authorization Period so long as common stock equity is at least 20% of consolidated capitalization. The short-term debt issued by Conectiv may be used to provide additional working capital for the general corporate purposes of Conectiv and its subsidiaries and to fund the capital requirements of Conectiv's subsidiaries until long-term financing can be obtained.**


- An increase in the total long-term debt for which Conectiv requests authorization from $500 million to $1 billion which increases the level of long-term debt that is subject to a reservation of jurisdiction from $250 million to $750 million with the understanding that to the extent that any of the incremental $500 million is eventually authorized and issued, the proceeds will be used to pay down short-term debt .


- An increase in the amount which may be invested in Exempt Wholesale Generators ("EWGs") to an amount equal to 50% of the total of the average consolidated retained earnings at the end of the



----------




* Authorizations contained in the Financing Orders which are requested to be extended but not amended include:


1) Conectiv's authorization to issue up to 10 million shares of Common Stock pursuant to employee benefit plans and the Conectiv Dividend Reinvestment Plan.

2) Conectiv's authority to issue up to $500 million of Common Stock less any long-term debt issued (Since Conectiv has issued $250 million of long-term debt, authorization remains only to issue up to an additional $250 million less any future long-term debt issued.)

3) Conectiv's and the Utility Subsidiaries' authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates.

4) Conectiv's authority to issue other securities subject to a reservation of jurisdiction over the additional types of securities pending completion of the record.

5) Delmarva's authority to issue up to $275 million of short-term debt and the utilities authority to issue securities which are not exempt subject to a reservation of jurisdiction over these additional types of securities pending completion of the record.

6) Nonutility Subsidiaries' authority to issue securities which are not exempt subject to a reservation of jurisdiction over the issuance of additional types and amounts of securities that are not exempt under Rule 52 (b) pending completion of the record.

7) Conectiv's authority to enter into guarantees or otherwise provide credit support with respect to the obligations of Subsidiaries in an amount not to exceed $350 million except to the extent exempt under Rule 45 under the Act and Nonutility Subsidiaries' able to provide credit support to each other in an aggregate amount not to exceed $100 million.

8) Authority of wholly-owned Nonutilities to change authorized capital stock and to issue dividends out of capital without further authorization of the Commission.

9) Authority of Subsidiaries to organize new corporations, trusts, partnerships or other entities for the purpose of facilitating financings.


** General corporate purposes could include interim funding of repurchase of outstanding long-term securities.



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     previous four quarters plus the amount of retained earnings that were not available to Conectiv under the purchase method of accounting for the Merger.



- Elimination of a limitation to $25 million on borrowings by nonutilities from the Conectiv System Money Pool and the addition to the Money Pool of King Street Assurance, Ltd., A Bermudian insurance company subsidiary formed to reinsure appliance warranties.


         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                              Jonathan G. Katz
                                              Secretary